HIGH TIDE INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. ("High Tide" or the "Company")
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

January 25, 2021.

Item 3: News Release

A news release was disseminated on January 25, 2021 and filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

The Company entered into a definitive agreement to acquire all of the issued and outstanding shares of Smoke Cartel Inc.  for US$8.0 Million, implying an approximate value of US$0.309 per SC Share, representing a premium of 33% to Smoke Cartel's last closing share price of US$0.232 (Jan. 22, 2021). The consideration will be comprised of: (i) US$6.0 Million in common shares of High Tide ("HT Shares") on the basis of a deemed price per HT Share equal to the volume weighted average price per HT Share on the TSX Venture Exchange for the 10 consecutive trading days preceding closing of the Transaction; and (ii) US$2.0 Million in cash.

Item 5.1: Full Description of Material Change

Please see news release attached as Schedule "A".

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover, President, Chief Executive Officer & Director

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

This report is dated as of the 5th  day of February, 2021.

Schedule "A"

FOR IMMEDIATE RELEASE

High Tide Continues to Strengthen U.S. Market Presence Through
Acquisition of Leading E-commerce Retailer Smoke Cartel

Award-Winning E-commerce Platform and Drop-Shipping Business Expands High Tide's E-Commerce Footprint in the US and Abroad

Calgary, AB, January 25, 2021 / CNW / − High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it is taking another step towards solidifying itself as the dominant player within the U.S. e-commerce marketplace for consumption accessories and hemp derived CBD products, by entering into an agreement to acquire Smoke Cartel, Inc. ("Smoke Cartel") (OTCQB: SMKC). Upon the closing of the acquisition of Smoke Cartel, High Tide will operate both the largest and second largest e-commerce platforms for consumption accessories in the world1  and believe it will be well positioned to begin online cannabis sales should the United States move towards federal legalization.

Founded in 2013, SmokeCartel.com has grown to become one of the most searchable websites of its kind with 7 million site visits and over 110,000 orders last year. Upon closing, High Tide anticipates that the acquisition will create immediate synergies and enhance High Tide's profitability by:

● Creating the necessary scale to take advantage of the continuing trend towards e-commerce, which according to data from Salesforce, resulted in a 45% year-over-year digital sales increase in the first two weeks of December globally.

● Providing access to Smoke Cartel's proprietary drop-shipping technology, creating new revenue generation opportunities across all High Tide's e-commerce platforms.

● Allowing High Tide's brands and existing inventory to reach Smoke Cartel's 550,000 customers across the United States, Canada, the United Kingdom, Australia, Germany and Mexico, driving more sales opportunities and increased profit margin.

● Providing High Tide with access to Smoke Cartel's database of over 1 million email and social contacts.

In 2020, Smoke Cartel expects to report approximately US$7.4 Million in revenues2  and over 16% in EBITDA margin3 , with approximately US$1.0 Million1 in cash currently on hand.

__________________________________________________
1 As of January 22, 2021, based on traffic analytics data provided by SEMrush Inc.

2 Based on unaudited results, including Q4 2020 results that will be published upon completion of Smoke Cartel's audit.

3 Based on the year to date results of Smoke Cartel, including Q4 2020 results that will be published upon completion of Smoke Cartel's audit. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), does not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

High Tide has entered into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire all of the issued and outstanding shares of Smoke Cartel ("SC Shares") for US$8.0 Million (the "Transaction"), implying an approximate value of US$0.309 per SC Share, representing a premium of 33% to Smoke Cartel's last closing share price of US$0.232 (Jan. 22, 2021). The consideration will be comprised of: (i) US$6.0 Million (the "Share Consideration") in common shares of High Tide ("HT Shares") on the basis of a deemed price per HT Share equal to the volume weighted average price per HT Share on the TSX Venture Exchange for the 10 consecutive trading days preceding closing of the Transaction ("Closing"); and (ii) US$2.0 Million in cash.  As a result of U.S. securities law considerations, significant Smoke Cartel shareholders have agreed to allow the Cash Consideration to be allocated first to Smoke Cartel's shareholders generally, who will be paid fully in cash, using all or a portion of the Cash Consideration.

Pursuant to the Acquisition Agreement, 25% of the Share Consideration will be placed in escrow for a period of 12 months from Closing.

"The acquisition of Smoke Cartel is a great way to further vertically integrate our accessories business and expand our footprint in the United States, especially in parallel with our current application to list on the Nasdaq. We expect Smoke Cartel's proprietary and licensable drop-shipping technology to enhance our e-commerce business right away, along with the cross-listing of inventories between its website and our Grasscity and CBDcity platforms," said Raj Grover, President and Chief Executive Officer of High Tide. "The acquisition also expands High Tide's considerable access to cannabis consumers online, further positioning the Company to enter the cannabis e-commerce marketplace should the United States move towards federal legalization," added Mr. Grover.

In connection with the Transaction, High Tide is excited to announce that Sean Geng, Founder and CTO of Smoke Cartel, will be joining the High Tide team on Closing as Chief Technology Officer to oversee all IT and e-commerce initiatives for High Tide globally.

"I'm truly excited to be joining the High Tide team and to begin overseeing High Tide's technology infrastructure and global e-commerce initiatives," said Sean Geng. "The marriage of High Tide's current e-commerce and manufacturing capabilities with Smoke Cartel's proprietary drop-shipping technology sets the stage for the company to become the dominant global consumption accessories and CBD products e-commerce retailer," added Mr. Geng.

The Transaction has been unanimously approved by the board of directors of each of High Tide and Smoke Cartel. Certain Smoke Cartel directors, officers and other significant shareholders have entered into voting and support agreements to vote in favour of the Transaction and have entered into leak-out agreements which will limit their ability to sell HT Shares they receive based on various time and volume restrictions.

The Transaction is an arm's length transaction pursuant to applicable regulatory policies.

The Transaction is subject to, among other things, the approval of Smoke Cartel shareholders, receipt of required regulatory approvals, and other customary conditions of closing. Approval of High Tide shareholders is not required. It is currently anticipated that, subject to receipt of all regulatory, shareholder and other approvals, the Transaction will be completed in March 2021.

ABOUT SMOKE CARTEL

Smoke Cartel, Inc. (OTCQB: SMKC) is one of the leading online retailers of consumption accessories, including glass water pipes and vaporizers, as well as hemp derived CBD products. The company provides a marketplace with a wide variety of high-quality products, subscription boxes, reliable customer service, and rapid dependable shipping. Smoke Cartel leverages its proprietary marketplace technology to seamlessly connect brands & vendors with its growing customer base built over the last 7 years. The company's website at www.smokecartel.com offers fast load times and optimizations, making the customer experience quick, seamless, and engaging.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 69 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe",  "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide's intention and ability to complete the Transaction on the terms and conditions set out in the Acquisition Agreement; the potential effects of the Transaction on the business of High Tide, including the expectation that High Tide will operate the largest and second e-commerce platform for consumption accessories in the world and the Transaction positioning High Tide to begin online cannabis sales in the United States should federal legalization occur in the United States; Sean Geng joining High Tide as Chief Technology Officer; and High Tide's ability to obtain regulatory and shareholder approval for the Transaction,  While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide (ii) High Tide's financial condition and development plans do not change as a result of unforeseen events, (iii) there will continue to be a demand, and market opportunity, for High Tide's product offerings, (iv) Sean Geng will decide to join High Tide's team as Chief Technology Officer; (v) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

Smoke Cartel, Inc.
Jayme Tinti

Investor Relations Coordinator

Tel. (912) 704 - 2939
investors@smokecartel.com